Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter Ended December 31, 2011

Q3 revenues grew by 30.8% Year on Year; sequentially grew by 14.8%

Bangalore, India – January 12, 2012

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2011
  Revenues were 9,298 crore for the quarter ended December 31, 2011; QoQ growth was 14.8%; YoY growth was 30.8%
  Net profit after tax was 2,372 crore for the quarter ended December 31, 2011; QoQ growth was 24.4%; YoY growth was 33.3%
  Earnings per share (EPS) was 41.51 for the quarter ended December 31, 2011; QoQ growth was 24.4%; YoY growth was 33.3%
Others
  49 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 9,655 employees (net addition of 3,266) for the quarter by Infosys and its subsidiaries
  1,45,088 employees as on December 31, 2011 for Infosys and its subsidiaries
“The global economy, driven by slower growth in developed markets coupled with the European crisis, could impact the growth of the IT industry,” said S. D. Shibulal, CEO and Managing Director. “Notwithstanding short-term challenges, we are focused on long-term growth opportunities by investing in platforms and solutions - which will accelerate innovation, enhance returns for our clients and deliver higher business value.”

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2012 and for the fiscal year ending March 31, 2012, under IFRS is as follows:

Outlook under IFRS – consolidated*

Quarter ending March 31, 2012
  Revenues are expected to be in the range of 9,391 crore and 9,412 crore; YoY growth of 29.5% to 29.8%
  Earnings per share (EPS) is expected to be 42.12; YoY growth of 32.4%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of 34,273 crore and 34,294 crore;  YoY growth of 24.6% to 24.7%
  Earnings per share (EPS) is expected to be 147.13; YoY growth of 23.2%
*     Conversion 1 US$ = 52.00

Outlook under IFRS - consolidated**

Quarter ending March 31, 2012
  Revenues are expected to be in the range of $1,806 million and $1,810 million; YoY growth of 12.7% to 13.0%
  Earnings per American Depositary Share (EPADS) is expected to be  $0.81; YoY growth of 15.7%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7,029 million and $7,033 million;  YoY growth of 16.4%
  Earnings per American Depositary Share (EPADS) is expected to be $3.0; YoY growth of 14.5%
**	Exchange rates considered for major global currencies: AUD / USD – 1.02; GBP / USD – 1.54; Euro / USD – 1.29

Awards and Recognition

We have won the 'Business Partner of the Year' award from Procter & Gamble (P&G) for successfully implementing an order, shipping and billing program, and providing high-quality consulting, technology and BPO services. We were also awarded the Oracle North America Titan Award at Oracle OpenWorld for the third consecutive year.

We were conferred the Brand Excellence Award for IT by Star News and the World Brand Congress. We received the People’s Choice Award for ‘The Most Admired IT Company amongst IT Employees’ at the Bloomberg UTV CXO Awards 2011. We were also one of the winners of the esteemed Global Most Admired Knowledge Enterprises (MAKE) Award 2011, by Teleos in association with The KNOW Network.

Expansion of services and significant projects

Our revamped organization and the promise of Building Tomorrow’s Enterprise is helping us strengthen strategic partnerships with our clients. Our promise of consulting led transformation, optimizing operations and accelerating innovation is gaining rapid traction across key markets.

Consulting and Systems Integration

Our focus on next generation consulting is helping us create new transformational models in the IT business.

We were chosen by a leading agribusiness company as a global transformation and business IT services partner. As a part of this engagement we were awarded a multi-year services contract, to provide consistency and predictability of service delivery under a single shared-services engagement across five continents.

One of the largest brewers in Asia Pacific selected us as a strategic supplier for its IT needs, and to design and develop a trade promotions management solution. We were selected by an oil and gas major to transform its financial practices and move it onto a single technology platform. The program will encapsulate implementation and rollout of a global accounting solution based on Oracle E-Business Suite Financials, covering 14 countries and involving over 40 legal entities across Europe, Middle East and Asia Pacific.

Business IT Services

Through our integrated service delivery approach to Business IT services, we are helping clients drive greater optimization in their business.

A global manufacturer of perfumery and flavor chemicals engaged us for the maintenance and support of its global infrastructure which includes data center, network, server management and messaging support for the next four years. A leading automotive company headquartered in Europe selected us as the single supplier to develop and optimize close to 150 IT applications covering sales, dealer operations, supply chain, parts, after-sales and warranty, marketing, customer operations, finance and HR.

A records and information management major partnered with us to improve the quality of its global product development by building increased capacity and enhanced capability through our Testing and Quality Assurance (QA) offerings. This helped the client bring in greater discipline, predictability, and eventually a stronger strategic approach to QA.

The bank division of a major retailer selected us to build its new online banking platform to facilitate upselling, cross selling and new product introduction. Using new architecture, this solution will enhance overall client and business partner experience through seamless integration capabilities.

A leading provider of industrial productivity solutions partnered with us to accelerate its finance transformation program by outsourcing certain financial processes, such as accounting, reporting and processing of supplier invoices.

Products, Platforms and Solutions

Products, platforms and solutions continue to gain momentum and accelerate our non-linear growth.

Finacle™

Finacle™, the universal banking solution, continued its growth trajectory, adding 10 wins this quarter. Of these, four were from Europe, Middle East and Africa (EMEA) and six from the Asia Pacific (APAC) region. 26 projects went live in the quarter. Of these, 14 went live in APAC, 10 in EMEA and two in the Americas.

Finacle™ solutions received many industry analyst recognitions during the quarter. Aite Group commended Finacle™ mobile banking solution offering for its technology architecture and broad functionality in its vendor assessment report - Mainstreaming Mobile: A Review of Mobile Banking Vendors. Javelin Strategy & Research recognized  Finacle™ mobile banking solution for its tri-mode access capabilities, namely Unstructured Supplementary Service Data (USSD) support, focus on cost and compliance and providing a full segmented solution to meet differing market needs in  the ‘2011 – 2012 Mobile Banking Vendor Scorecard’.

Infosys SocialEdge™

A global sports brand selected Infosys SocialEdge™ to create a next-generation collaborative community to enable its employees to interact globally. This initiative is aimed to enhance workforce productivity, enable co-creation and foster innovation across different departments. A leading information company selected Infosys SocialEdge™ to design and implement a consumer engagement initiative targeted towards its special interest groups, helping the client interact with its customers and drive new revenue streams. Infosys SocialEdge™ social analytics solution is being utilized by a European high-tech manufacturer to understand consumer sentiment, brand perception and define its consumer engagement roadmap.

Cloud

We continue to see strong momentum with our Cloud practice, winning over 15 deals this quarter. As a Cloud Ecosystem Integrator, we set up a private Cloud environment to provide enhanced customer service for one of the largest telecom majors in APAC.

Infosys and Microsoft signed a Memorandum of Understanding (MoU) for Cloud. Under this alliance Microsoft brings together its proven Cloud technologies including Windows Azure, Office 365 and private cloud with Infosys’ global presence, deep industry expertise, breadth of services and innovative offerings to co-create and architect Cloud environments for clients, while developing solutions across hybrid Cloud setup.

Mobility

Our mobility offerings are witnessing tremendous interest from our clients globally. We are helping a European telco revamp its point of sale operations in its retail stores by bringing in a mobile point of sale solution. An American gifts and greeting cards major engaged us to create a unique mobile based catalog of offerings, based on Infosys’ mBrochure solution.

For an American financial services company, we created a unique mobile based personal card and expense management solution that has been launched in six major markets. We developed a mobile based store/warehouse locator solution to help optimize field force operations of an American industrial products giant.

Sustainability

Clients continue to engage us in their efforts towards achieving sustainable growth. A fashion eyewear company selected us to implement an industry-leading Enterprise Carbon, Energy and Resource Management (ECERM) software to monitor, analyze and report its energy and resource consumption. A major consumer electronics manufacturer partnered with us to build the foundation for a Full Material Disclosure (FMD) global platform for regulatory compliance.

India Business Unit

We continue to see traction in the Indian market. We won a strategic deal with a large telecom operator based in India to provide a campaign management solution based on SAS Campaign manager and Vertica solution from HP. Using this solution, the client will be able to provide near real-time promotions to subscribers triggered by specific events and usage behavior. Over time, the solution will scale up to cover a larger subscriber base for the operator, increasing revenues and improving customer loyalty. We have been selected by one of the largest aluminum manufacturers in India for an end-to-end application implementation project.

Process Innovation

During the third quarter, Infosys applied for 30 patent applications in India and the U.S. With this, we have an aggregate of 449 patent applications (pending) in India and the U.S. and has been granted 35 patents by the United States Patent and Trademark Office.

Liquidity

As on December 31, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was 19,752 crore (15,897 crore as on December 31, 2010).

“The global currency market continues to be volatile with the Indian rupee depreciating by 11% during the quarter,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “Managing extreme currency volatility in an uncertain economic environment is going to be a challenge for the industry. We believe our focus on high-quality growth combined with our flexible financial model will position us better during these challenging times.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 1,45,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011 and September 30, 2011.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Ted Bockius, USA + 1 (510) 759-9432 Ted_Bockius@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of
(In  crore except share data)
	December 31,2011	March 31,2011
ASSETS
Current assets
Cash and cash equivalents	19,495	16,666
Available-for-sale financial assets	13	21
Investment in certificates of deposit	244	123
Trade receivables	6,054	4,653
Unbilled revenue	1,578	1,243
Derivative financial instruments	–	66
Prepayments and other current assets	1,530	917
Total current assets	28,914	23,689
Non-current assets
Property, plant and equipment	5,070	4,844
Goodwill	850	825
Intangible assets	126	48
Available-for-sale financial assets	12	23
Deferred income tax assets	354	378
Income tax assets	825	993
Other non-current assets	159	463
Total non-current assets	7,396	7,574
Total assets	36,310	31,263
LIABILITIES AND EQUITY
Current liabilities
Trade payables	29	44
Derivative financial instruments	310	–
Current income tax liabilities	928	817
Client deposits	17	22
Unearned revenue	571	518
Employee benefit obligations	515	140
Provisions	145	88
Other current liabilities	2,514	2,012
Total current liabilities	5,029	3,641
Non-current liabilities
Deferred income tax liabilities	28	–
Employee benefit obligations	–	259
Other non-current liabilities	80	60
Total liabilities	5,137	3,960
Equity
Share capital- 5 ($0.16) par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,85,517 and 57,13,17,959, net of 28,33,600 treasury shares each as of December 31, 2011 and March 31, 2011, respectively	286	286
Share premium	3,087	3,082
Retained earnings	27,500	23,826
Other components of equity	300	109
Total equity attributable to equity holders of the company	31,173	27,303
Non-controlling interests	–	–
Total equity	31,173	27,303
Total liabilities and equity	36,310	31,263

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share data)
	Three months ended December 31, 2011	Three months ended December 31, 2010	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Revenues	9,298	7,106	24,882	20,251
Cost of sales	5,288	4,063	14,609	11,682
Gross profit	4,010	3,043	10,273	8,569
Operating expenses:
Selling and marketing expenses	451	393	1,305	1,112
Administrative expenses	660	503	1,836	1,457
Total operating expenses	1,111	896	3,141	2,569
Operating profit	2,899	2,147	7,132	6,000
Other income, net	422	290	1,252	796
Profit before income taxes	3,321	2,437	8,384	6,796
Income tax expense	949	657	2,384	1,791
Net profit	2,372	1,780	6,000	5,005
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	–	(5)	(8)	(8)
Exchange differences on translating foreign operations	129	19	199	36
Total other comprehensive income	129	14	191	28
Total comprehensive income	2,501	1,794	6,191	5,033
Profit attributable to:
Owners of the company	2,372	1,780	6,000	5,005
Non-controlling interest	–	–	–	–
	2,372	1,780	6,000	5,005
Total comprehensive income attributable to:
Owners of the company	2,501	1,794	6,191	5,033
Non-controlling interest	–	–	–	–
	2,501	1,794	6,191	5,033
Earnings per equity share
Basic ()	41.51	31.15	105.01	87.62
Diluted ()	41.51	31.14	105.01	87.59
Weighted average equity shares used in computing earnings per equity share
Basic	57,13,77,084	57,12,46,801	57,13,56,602	57,11,38,078
Diluted	57,13,96,560	57,13,80,888	57,13,94,949	57,13,58,432

NOTE:

1.
The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months and nine months ended December 31, 2011 has been taken on record at the Board meeting held on January 12, 2012

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com